UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2024

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

Results 2Q24 Cosan

2Q24 Results MESSAGE FROM MANAGEMENT We faced complexity in the macro scenario throughout the second quarter of 2024, marked by strong volatility in economic indicators and higher future interest rates. In this context, we maintained our commitment to optimize capital allocation at Cosan and its businesses, while our teams kept focused on executing operations and strategic projects.In our debt management agenda, we raised funds in the local and international markets to strengthen our capital structure and enable the companies to navigate the current challenges, capturing efficiencies in terms of cost and duration. We also improved our debt service coverage ratio at the Cosan level with higher dividends received in the period, mainly from Compass and Moove. On portfolio management, we highlight (i) the start of Moove's process on pursuing a potential IPO, (ii) the acquisition by Compass of the controlling interest in Compagas, the natural gas distributor in the state of Paraná, and (iii) the optimization of investments in Santos Port by Rumo– i.e., the sale of stake at T39 and the strategic partnership with CHS to build the new terminal, as well as the advances in the companies’ structuring investments. São Paulo, August 14, 2024 - COSAN S.A. (B3: CSAN3; NYSE: CSAN) announces today its results for the second quarter of 2024 (2Q24), in accordance with the accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS). Comparisons in this earnings release consider 2Q24 vs. 2Q23, unless otherwise indicated.2Q24 HIGHLIGHTS Net Income Cosan Corporate2 EBITDA under management1 LTIF3 Cosan Portfolio4 -R$227 MM (-R$1.0 bn in 2Q23)R$7.1 bn (R$6.2 bn in 2Q23) 0.24 (0.22 in 1Q24)vs. 0.19 in 2023 Dividends and IoE received Cosan Corporate DSCR5 Cosan Corporate Net Debt Cosan Corporate R$2.1 bn (R$267 MM in 2Q23)1.3x LTM (1.1x in 1Q24) R$21.3 bn (R$22.7 bn in 1Q24) Notes: (1) EBITDA under management: 100% of adjusted EBITDA of the businesses of Cosan S.A. For Vale, it considers Cosan's interest through the equity pickup method. (2) Composition of Cosan Corporate, as detailed on page 19. (3) Lost Time Injury Frequency = Number of accidents/million hours worked. (4) Considering information of Rumo, Compass, Moove, Radar, Parent Company Cosan and Raízen. (5) Debt Service Coverage Ratio = Net dividends and interest on equity (IoE) received LTM/ Interest paid LTM.

2Q24 ResultsExecutive Summary BRL mln 2Q24 2Q23 Change 1Q24 Change 6M24 6M23 Change Cosan Corporate¹ Net income (Loss) (227) (1,043) -78% (192) 18% (419) (1,947) -78% Net debt 25,324 27,448 -8% 25,297 0% 25,324 27,448 -8% Dividends and interest on capital received² 2,065 267 n/a 911 n/a 2,976 1,193 n/a LTM Interest Coverage Ratio 1.3x 1.3x n/a 1.1x 0.2x 1.3x 1.3x n/a Managerial cash flow 1,362 3,644 -63% (1,118) n/a 244 3,249 -92% Cosan portfolio Adjusted EBITDA3,4 Rumo 2,142 1,448 48% 1,689 27% 3,831 2,628 46% Compass 1,375 968 42% 893 54% 2,269 1,926 18% Moove 351 302 16% 329 7% 680 578 18% Radar 133 189 -29% 136 -2% 269 327 -18% Raízen 2,314 3,265 -29% 3,674 -37% 5,988 9,178 -35% Vale5 784 - n/a 426 84% 1,210 403 6% Investments3,6 Rumo 1,176 693 70% 967 22% 2,143 1,621 32% Compass 438 507 -14% 531 -18% 969 1,034 -6% Raízen 2,224 2,225 0% 5,120 -57% 7,344 6,524 13% Others7 58 74 -22% 37 56% 96 128 -25% Notes: (1) Composition of Cosan Corporate, as detailed on page 23. (2) Considers the amount net of taxes and other shareholders received at Cosan Corporate and considers effects of capital reduction. (3) Considering 100% of the individual results of the businesses, including Raízen S.A. (4) Adjusted EBITDA excludes non-recurring effects, detailed on page 25 of this report. (5) Until November 2023, dividends and IoE received from Vale were accounted for in the results; as of December 2023, the contribution is accounted for under the equity pickup method. (6) Investments accounted for on a cash basis, excluding M&A. (7) Considering investments of other segments Moove, Radar and Cosan Corporate.In the second quarter of 2024, the Company reported a net result of -R$227 million, affected by the nonrecurring impact of impairment at Rumo, among other effects. Compared to 2Q23, we improved the bottom line by R$816 million, thanks to the higher contribution from the businesses through equity pick-up. The balance of corporate gross debt was R$25.3 billion at the end of 2Q24, stable over 1Q24, but capturing efficiencies by reducing the average implicit cost from CDI+1.54% to CDI+1.41%, as well as by lengthening of the average duration. In addition, we fully unwound the collar financing structure in April and issued debentures in the local market in June with five and ten years tranches, aiming to refinance our short-term liabilities on the balance sheet. Debt Service Coverage Ratio (DSCR) increased from 1.1x in 1Q24 to 1.3x in 2Q24, driven by higher dividends received in the last 12 months, with increased contributions from Compass and Moove in the period. The higher dividends received by Cosan also boosted managerial cash generation, which came to R$1.4 billion in the period, reversing cash consumption of R$1.1 billion in the previous quarter. Year over year, the 63% drop in cash generation is explained by the R$4.7 billion raised in 2Q23, which resources were destined to perform liability management in 3Q23.The businesses delivered quarterly results in line with the annual plan. Rumo's performance was driven by higher volumes and margins, reflecting an increase in the average tariff. At Compass, the higher EBITDA reflects, among other factors, the start-up of the São Paulo LNG Regasification Terminal (TRSP) under Edge. Moove's superior performance in the quarter was boosted by the ongoing execution of its commercial strategy and procurement intelligence. At Radar, lease revenues were in line with 2Q23. Raízen posted margin expansion at the Mobility segment, mostly offset by the lower seasonal result of sugar. And the proportional consolidation of the Vale investment via equity method in 2Q24, with no comparison basis in 2Q23, contributed to the 15% increase in EBITDA under management in the quarter. Finally, the business investments follow the strategic plan and were allocated to operational maintenance and structuring projects of the portfolio.

Contents A. Cosan Corporate Result 5 A.1 Equity Pickup (MEP) 5 A.2 G&A and Other .6 A.3 Financial Result 6 A.4 Income Tax and Social Contribution 7 A.5 Net Income 7 B. Capital Structure and Cash Flow – Cosan Corporate 8 B.1 Debt 8 B.1.1 Leverage and Debt Service Coverage Ratio (DSCR) 9 B.2 Redemption value of preferred shares10 B.3 Dividends 10 B.4 Statement of Cash Flow 11 C. Portfolio Performance 12 C.1 Rumo 12 C.2 Compass 13 C.3 Moove 13 C.4 Radar 14 C.5 Raízen 15 C.6 Investment in interest in Vale 16 D. Appendices 18 Appendix I - Relevant Topics and ESG Highlights 18 Appendix II - Financial Statements 19 Cosan Corporate 19 Cosan Consolidado S.A 21 Appendix III - Segments Reported 23 Cosan Consolidated Accounting Result by Segment 24 Appendix IV – Reconciliation of EBITDA Adjustments 2

A. Cosan Corporate ResultThe result of Cosan Corporate is presented on an accounting basis, except when otherwise indicated, and it comprises: (i) equity pickup from direct and indirect interests held in subsidiaries, associated companies and joint venture (see map on page 23); (ii) general and administrative expenses of Cosan's corporate structure and other operating income/expenses, composed mainly of expenses with contingencies; (iii) financial result that reflects the net cost of the Company's capital structure, among other factors; and (iv) taxes applicable to the transactions.A.1 Equity Pickup (MEP)Notes: (1) The subsidiary Cosan Dez, which holds 88% of Compass, was created for the investment in Vale, and is included in the consolidated results of Corporate. The effect of the interest held by the preferred shareholder (Bradesco BBI S.A.) is shown under profit attributable to non-controlling shareholders. (2) Result composed of the interests held in Radar (50%), Tellus (20%) and Janus (20%). (3) The subsidiary Cosan Nove, which holds 39.1% of Raízen S.A., was created for the investment in Vale, and is included in the consolidated results of Corporate. The effect of the interest held by the preferred shareholder (Itaú Unibanco S.A.) is shown under profit attributable to non-controlling shareholders. In addition, Cosan held a direct interest of 5% in Raízen. (4) Composed of the equity pickup of Vale as from December 2023. For more information, refer to item C6. Investment in interest in Vale. Equity pickup of Cosan Corporate in 2Q24 was R$1.4 billion, R$678 million higher in relation to 2Q23. The result is explained mainly by the accounting of Vale's equity pickup proportional to Cosan's interest, which began in December 2023, and therefore has no effect in the comparison basis. Furthermore, Cosan’s equity pickup was supported by Raízen’s recognition of PIS/COFINS tax credits from prior periods, and by Compass with the ramp-up of the Edge operation and reversal of provisions at Comgás.The result was partially offset by the lower equity pickup from Rumo, due to the extraordinary impairment event at Malha Sul (more details in item C.1 Rumo), despite its better operational performance, with higher volumes and tariffs. Compared to 1Q24, the positive variation is mainly explained by higher contribution from Vale in 2Q24, in addition to the Raízen and Compass effects mentioned above.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2024

COSAN S.A.
By:	/s/ Rodrigo Araujo Alves
Name: Rodrigo Araujo Alves
Title: Chief Financial Officer